NEWS RELEASE

New York - AG	October 18, 2022
Toronto – FR
Frankfurt – FMV

First Majestic Produces a New Record of 8.8 Million AgEq Ounces in the Third Quarter Consisting of 2.7 Million Silver Ounces and 67,072 Gold Ounces

Vancouver, BC, Canada - First Majestic Silver Corp. ("First Majestic" or the "Company") announces that total production in the third quarter of 2022 from the Company’s four producing operations, the San Dimas Silver/Gold Mine, the Jerritt Canyon Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine, reached a new Company record of 8.8 million silver equivalent (“AgEq”) ounces consisting of 2.7 million ounces of silver and 67,072 ounces of gold. In the first nine months of 2022, the Company has produced 8.1 million ounces of silver and 185,355 ounces of gold for total production of 23.7 million AgEq ounces, or approximately 71% of the Company’s 2022 guidance midpoint of producing 32.6 to 34.6 million ounces. The Company’s financial results for the third quarter of 2022 are scheduled to be released on Wednesday, November 9, 2022.

THIRD QUARTER HIGHLIGHTS

•Total Production Increased by 14% Q/Q: The Company produced a record 8.8 million AgEq ounces representing a 14% increase when compared to the previous quarter primarily due to higher gold production at San Dimas and Santa Elena.

•Another Production Record at Santa Elena – up 22% Q/Q: Strong metal production from the Ermitaño mine enabled Santa Elena to set another all-time new quarterly production record of 2.7 million AgEq ounces in the third quarter, representing a 22% increase compared to the prior quarter.

•Increasing Mine Production at Jerritt Canyon: Underground development activities continued during the quarter at the West Generator and Saval II mines in order to prepare for higher ore deliveries starting in November. These two new sources of ore feed, along with improved ore grades from the Smith Zone 10 area, are anticipated to increase gold grades and increase the amount of fresh ore feed to the plant by approximately 50% in the fourth quarter.

•Ermitaño Operating on 100% Liquefied Natural Gas (“LNG”): The Company successfully completed the transmission powerline connection from Ermitaño to Santa Elena’s LNG powerplant in September enabling the mine to operate on 100% LNG power for the first time. In addition, the Company has begun pre-commissioning activities for expanding the LNG powerplant to 24 MW which will provide additional power for the dual-circuit processing plant at Santa Elena. The expanded powerplant is expected to be fully operational in the fourth quarter following the installation of four 2.5 MW LNG generators.

•23 Drill Rigs Active: The Company completed a total of 80,370 metres of drilling across the Company’s mines during the quarter. Throughout the quarter a total of 23 drill rigs were active consisting of seven rigs at San Dimas, nine rigs at Jerritt Canyon, five rigs at Santa Elena and two rigs at La Encantada. In August, the Company released exploration results from Jerritt Canyon’s recently discovered Smith Zone 10, a high-grade mineralized area near active underground infrastructure, which is scheduled to begin mining in the fourth quarter.

“In the third quarter, we produced a new quarterly Company record of 8.8 million silver equivalent ounces, representing a 14% increase quarter-over-quarter,” said Keith Neumeyer, President and CEO. “This record production was driven mostly by higher grades at our Santa Elena and San Dimas operations. At Santa Elena, the Ermitaño mine produced 83% of the quarterly ounces as strong gold grades and optimized ore deliveries were achieved. At San Dimas, higher production was driven by increased silver and gold grades which were achieved with the start of production at the Perez Vein in July and continued improvements in dilution control. The Company continues to expect production in the fourth quarter to be another step up in growth with the imminent ramp-up at Jerritt Canyon of the West Generator, Saval II and Smith Zone 10 areas.”.

PRODUCTION TABLE	Q3	Q3	Y/Y	Q2	Q/Q
	2022	2021	Change	2022	Change
Ore processed/tonnes milled	836,514	943,126	-11%	903,791	-7%
Silver ounces produced	2,736,100	3,302,086	-17%	2,775,928	-1%
Gold ounces produced	67,072	54,525	23%	59,391	13%
Silver equivalent ounces produced	8,766,192	7,319,441	20%	7,705,935	14%

QUARTERLY REVIEW

Total ore processed during the quarter at the Company's mines amounted to 836,514 tonnes, representing a 7% decrease compared to the previous quarter. The decrease in tonnes processed was primarily due to a 15% decrease in processed tonnes at Jerritt Canyon as the dual roasters were offline for a planned two-week maintenance period in September. The roasters resumed operations in late September and as of quarter end were back at normal operating rates.

Consolidated silver and gold grades in the quarter averaged 117 g/t and 2.74 g/t, respectively, compared to 114 g/t and 2.29 g/t, respectively, in the previous quarter. The 20% increase in consolidated gold grades was primarily due to higher gold grades at San Dimas and Santa Elena’s Ermitaño mine. Gold grades at Jerritt Canyon were relatively unchanged compared to the prior quarter.

Consolidated silver and gold recoveries averaged 87% and 91%, respectively, compared to 84% and 89%, respectively, in the previous quarter. The Company continued to advance the Santa Elena dual-circuit project in order to increase the leaching performance and metallurgical recoveries of the Santa Elena and Ermitaño ores at the processing plant. An additional leaching tank and a fourth CCD thickener was commissioned at Santa Elena in the third quarter which is expected to improve metallurgical recoveries going forward.

Quarterly Mine by Mine Production Table:

Mine	Ore Processed	Tonnes per Day	Ag Grade (g/t)	Au Grade (g/t)	Ag Recovery	Au Recovery	Ag Oz Produced	Au Oz Produced	AgEq Oz Produced
San Dimas	185,126	2,012	289	4.10	96%	97%	1,649,002	23,675	3,776,124
Jerritt Canyon	181,056	1,968	-	3.41	-	82%	-	16,299	1,467,435
Santa Elena	214,387	2,330	62	4.26	72%	92%	308,070	26,988	2,733,761
La Encantada	255,945	2,782	121	0.01	78%	90%	779,028	109	788,872
Total	836,514	9093	117	2.74	87%	91%	2,736,100	67,072	8,766,192
Certain amounts shown may not add exactly to the total amount due to rounding differences.
*The following prices were used in the calculation of silver equivalent ounces: Silver: $19.22 per ounce; Gold: $1,729 per ounce.

At the San Dimas Silver/Gold Mine:

•San Dimas produced 3,776,124 AgEq ounces during the quarter consisting of 1,649,002 ounces of silver and 23,675 ounces of gold, representing increases of 8% and 29%, respectively, when compared to the prior quarter.
•The mill processed a total of 185,126 tonnes of ore with average silver and gold grades of 289 g/t and 4.10 g/t, respectively. Silver and gold grades were higher in the third quarter compared to the prior quarter due to improvements in dilution control from the long hole stoping in the Jessica and Regina veins. In addition, the Company began initial production from the Perez vein in July.
•Silver and gold recoveries during the quarter averaged 96% and 97%, respectively.
•The Central Block and Sinaloa Graben areas contributed approximately 76% and 24%, respectively, of the total production during the quarter.
•During the quarter, a total of seven underground drill rigs completed 14,292 metres of drilling on the property.

At the Jerritt Canyon Gold Mine:

•During the quarter, Jerritt Canyon produced 16,299 ounces of gold, representing a 13% decrease compared to the prior quarter. The decrease was primarily due to a 15% decrease in tonnes milled as the Company completed its annual maintenance overhaul of the dual roasters in September which resulted in an increased ore stockpile of approximately 27,600 tonnes due to the planned 14-day maintenance shutdown. This large surface stockpile is expected to be processed in the fourth quarter.
•The mill processed a total of 181,056 tonnes of ore with an average gold grade and recovery of 3.41 g/t and 82%, respectively. The Company expects gold grades to improve in the fourth quarter of 2022 as higher-grade ore pods from the Smith Zone 10 area are processed at the mill.
•To increase mine production, the Company is planning to complete a secondary escapeway in the West Generator mine in late October allowing for a major increase in ore deliveries and gold production. This new ore feed, along with the expected restart of the Saval II mine in November, are anticipated to increase gold grades and increase the amount of fresh ore feed to the plant by approximately 50%.
•During the quarter, a total of nine underground drill rigs completed 53,714 metres of drilling on the property.

At the Santa Elena Silver/Gold Mine:

•Santa Elena produced a new quarterly record of 2,733,761 AgEq ounces consisting of 308,070 ounces of silver and 26,988 ounces of gold during the quarter, representing a 20% decrease in silver ounces but a 21% increase in gold ounces when compared to the prior quarter. The increase in gold production was primarily due to processing a higher percentage of ore from the Ermitaño mine which is known to contain higher gold grades than the Santa Elena mine.
•The mill processed a total of 214,387 tonnes of ore consisting of 88,576 tonnes from Santa Elena and 125,811 tonnes from Ermitaño.

•Silver and gold grades from Santa Elena averaged 91 g/t and 0.91 g/t, respectively, while silver and gold grades from Ermitaño averaged 41 g/t and 6.61 g/t, respectively.
•Consolidated silver and gold recoveries averaged 72% and 92%, respectively, during the quarter. The Company continues to advance the dual-circuit project at the Santa Elena processing plant which was approximately 96% complete at quarter end. An additional leaching tank and a fourth CCD thickener were successfully commissioned during the quarter and the new 3,000 tpd tailings filter-press is expected to be commissioned in October. The dual-circuit plant is expected to be fully operational by the end of the fourth quarter following the installation of four new 2.5 MW LNG generators and is expected to result in improved recoveries and increased plant capacity.
•During the quarter, the Company completed the transmission powerline to provide low-cost, clean power to the Ermitaño mine. The connection, which joined Ermitaño to Santa Elena’s LNG powerplant, was completed in September allowing the Ermitaño mine to run on 100% LNG power for the first time and eliminated the use of the temporary diesel generators.
•The Santa Elena operation has been awarded the prestigious “Silver Helmet Award” in the category of “Underground Mining of More Than 500 Workers” by the Mining Chamber of Mexico for its outstanding performance in occupational safety and health. The distinguished annual award of excellence is only awarded to a select handful of miners in Mexico.
•During the quarter, a total of five drill rigs consisting of three surface rigs and two underground rigs, completed 8,438 metres of drilling on the property.

At the La Encantada Silver Mine:

•During the quarter, La Encantada produced 779,028 ounces of silver, representing a 10% decrease compared to the prior quarter. The decrease was primarily due to a 14% decrease in silver grades.
•The mill processed a total of 255,945 tonnes of ore with an average silver grade and recovery of 121 g/t and 78%, respectively. The slight decrease in grade was the result of lower grade material being sourced from previously mined areas. The Company remains focused on opening up new draw points in the Cuerpo 660 and La Prieta areas in an effort to increase ore flow and production. The Company also continued development activities in the Ojuelas and Beca-Zone orebodies to increase silver grades and ore production in the coming quarters.
•During the quarter, two drill rigs consisting of one surface rig and one underground rig, completed 3,926 metres of drilling on the property.

Q3 EARNINGS AND DIVIDEND ANNOUNCEMENT

The Company is planning to release its third quarter 2022 unaudited financial results, and to announce the third quarter dividend payment, along with the shareholder record and payable dates on Wednesday, November 9, 2022.

ABOUT THE COMPANY
First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Jerritt Canyon Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine.

First Majestic is proud to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at its Bullion Store at some of the lowest possible premiums.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll-free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This press release contains “forward‐looking information” and "forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward‐looking statements”). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to, statements with respect to: release of the Company’s financial statements; the Company’s business strategy; future planning processes; commercial mining operations; cash flow; budgets; the timing and amount of estimated future production; throughput capacity; ore feed and grades; recovery rates; mine plans and mine life; costs and timing of development at the Company's projects; capital projects and exploration activities and the possible results thereof. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward‐looking statements”.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: the duration and effects of the coronavirus and COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society; general economic conditions including inflation risks; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.